                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

(Mark One)
[XX] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the fiscal year ended December 31, 1998

                                       OR

[  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934
        For the transition period from ____________ to ____________

                          Commission File Number 1-5846

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         The Cosmos Broadcasting Corporation Retirement and Savings Plan
         ---------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             THE LIBERTY CORPORATION
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

             South Carolina                               57-0507055
---------------------------------------        ---------------------------------
    (State or other jurisdiction of                     (I.R.S. Employer
    incorporation or organization)                     Identification No.)

      Post Office Box 789, Wade Hampton Boulevard, Greenville, S. C. 29602
--------------------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

        Registrant's telephone number, including area code (864) 609-8256

                              REQUIRED INFORMATION

A.  Financial Statements

        Report of Independent Auditors                                   8

        Statements of Net Assets Available for Benefits                  9

        Statements of Changes in Net Assets Available for Benefits      10

        Notes to Financial Statements                                   11

B.  Exhibits

        Consent of Independent Auditors                                 22

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


The Cosmos Broadcasting Corporation Retirement and Savings Plan
---------------------------------------------------------------
(Name of Plan)


The Liberty Corporation                                 Date: June 25, 1999
-----------------------
(Registrant/Issuer)


/s/ Kenneth W. Jones
--------------------
Kenneth W. Jones
Corporate Controller


/s/ Martha G. Williams
----------------------
Martha G. Williams
Vice President, General Counsel and Secretary

Item 1.  Plan History

Plan Amended and Restated.

Effective April 1, 1997, the net assets of The Liberty Corporation and Adopting Related Employers' 401(k) Thrift Plan merged with The Cosmos Broadcasting Corporation Profit Sharing Retirement Plan and Trust (for all applicable Cosmos participants). The merged plan was renamed The Cosmos Broadcasting Corporation Retirement and Savings Plan. The merged plan provides expanded investment selections and will retain the voluntary contribution, matching contribution, and profit sharing features for eligible Cosmos employees of the predecessor plan.

Item 2.  Changes in Investment Policy

None.

Item 3.  Contributions Under the Plan

Employer's Pretax Contributions

Contributions under the Plan by The Cosmos Broadcasting Corporation and Cablevantage (the "Company") are measured by reference to the employees' contributions which may be on a pre-tax or after-tax basis. Employer matching contributions are made only on pre-tax employee contributions in accordance with a formula set each year by the employer's board of directors. During 1998, the Company contributed an amount equal to 100% of a participant's pre-tax contribution, up to a maximum of 3% of the participant's compensation.

Employer pre-tax matching contributions totaling $877,000 from January 1, 1998 to December 31, 1998 were credited to the accounts of participating employees of the "Company".

Employer's Discretionary Contributions

In addition to making a matching pre-tax contribution, The Cosmos Broadcasting Corporation may make a separate discretionary contribution at the discretion of the Company's Board of Directors. If the Company elects to make a profit sharing contribution, it will be allocated among all participants who (1) are employed by the Company at the end of the applicable year and are credited with at least 1,000 hours of service for that year or (2) retire, die or become disabled during the applicable year. This allocation will be made after the end of the applicable year and will be based on each participant's compensation relative to the total compensation of all eligible participants (without regard to the participant's voluntary contributions).

Employer discretionary contributions totaling $1,761,000 in 1998, were credited to the accounts of participating employees.

Item 4.  Participating Employees

There were 1,051 enrolled participants in the Plan as of December 31, 1998.

Item 5.  Administration of the Plan

(a) Parties responsible for the administration of the Plan are: (1) the Plan Committee, made up of at least three members named by the Company,
         (2) the Trustee and (3) the Plan Administrator which is named by the Plan Committee.

         Item 5. Administration of the Plan The Plan Committee is responsible for the administration and operation of the Plan, except as to responsibilities which have been specifically assigned to the Trustee, to an Investment Manager, or to the Plan Administrator. Present members of the Plan Committee are employed by The Liberty Corporation or its subsidiaries and include the following:

                  Artie L. Bedard
                  Mary Anne Bunton
                  Faith E. Gibson
                  Quentin Kennedy
                  Pamela A. Purvis
                  Samuel H. Schaeffer
                  G. Neil Smith
                  Sandra Carpenter Thompson
                  Evon A. Trotter
                  Stephen Watkins, Jr.

         The Trustee is responsible for the management, investment and control of the assets of the Trust established by the Plan, and for the disbursements of benefits therefrom, except to the extent that the Trustee may be relieved of investment responsibility by the appointment of an Investment Manager or by direction of the Plan Committee. The present Trustee is Invesco Retirement Plan Services, 1201 Peachtree Street, N.E., Atlanta, Georgia 30361. Neuberger & Berman Pension Management, Inc. ("Neuberger & Berman") and Hellman Jordan Management Company, Inc. were Investment Managers of one of the nine funds comprising the Plan entitled Liberty Neuberger & Berman/Hellman Jordan Common Stock Fund (see page 9, Notes to Financial Statements - Description of Plan for further details) until April 22, 1998. Effective April 23, 1998, Neuberger & Berman Pension Management, Inc. became the sole Investment Manager of the Neuberger & Berman Common Stock Fund. Neuberger & Berman's address is 522 Fifth Avenue, New York, New York 10036. Hellman Jordan Management Company, Inc.'s address is P.O. Box 389, Boston, MA 02101. Liberty Investment Committee selects investment managers for each fund. Each fund is managed by its appointed investment manager and each investment manager has investment responsibility for designated fund.

         The Plan Administrator is currently an Administrative Committee which is responsible for the daily administration and operational functions of the Plan, including filing all reports with governmental agencies, providing Plan participants with information, preparing year-end reports to participants, maintaining all required records, interpreting the provisions of the Plan and settling disputes over the rights of employees, participants and beneficiaries. Present members of the Administrative Committee are employed by The Liberty Corporation and are stated as follows:

                  Mary Anne Bunton
                  Susan E. Cyr

(b) For the year ended December 31, 1998, expenses of administration of the Plan of approximately $336,000, including fees and expenses of Trustee, and two of the Investment Managers, Neuberger & Berman and Hellman Jordan, and recordkeeper, Aon Consulting, Inc., and external auditors, Ernst & Young LLP were incurred and are paid out of the assets of the Plan.

Item 6.  Custodian of Investments

(a) Invesco Retirement Plan Services, 1201 Peachtree Street, N.E., Atlanta, Georgia 30361.

(b) The Trustee, Investors Fiduciary Trust Company received $40,000 during the year ended December 31, 1998.

(c) No bond was furnished by Invesco Retirement Plan Services, the custodian of the Plan.

Item 7.  Reports to Participating Employees

Each Plan participant receives a quarterly statement showing the balance in his Plan account (including a breakdown of the amounts invested in each investment fund offered), amounts contributed by him and by his Employer, dividends, interest and other gains credited to his account, any amounts forfeited or otherwise charged against his account, and additional shares purchased if the employee has elected to have some or all of his and his Employer's contributions invested in the Company's stock. These individualized reports, a copy of the proxy statement and a copy of the summary annual report are the reports that were distributed to Plan participants during the year ended December 31, 1998.

Item 8.  Investment of Funds

(a) For the period January 1, 1998 to June 30, 1998, employee contributions and matching Employer contributions could be invested in the following funds available for investment under the Plan:

         Name of Fund                                             Description of Fund
         -------------------------------------------------------- ------------------------------------------------------------

         Cosmos Unitized Fund                                     A fund which invests solely in Common Stock of The
                                                                  Liberty Corporation

         Vanguard Institutional Money Market Reserve Fund         A fund which invests in money market instruments

         Neuberger & Berman/Hellman Jordan                        A fund which invests in common stocks of medium
         Common Stock Fund- Hellman Jordan portion of fund        and large companies
         was available January 1, 1998 to April 22, 1998

         Vanguard Institutional Bond Index Fund                   A fund which invests in bond-related securities

         Loomis Sayles Bond Fund                                  A fund which invests in investment-grade debt
                                                                  securities

         Vanguard Wellington Fund                                 A fund which invests in common and preferred
                                                                  stocks and debt securities

         Vanguard Index 500 Fund                                  A fund which invests in securities of companies listed
                                                                  on the Standard and Poor's 500 index

         Templeton Foreign Fund                                   A fund which invests in foreign stocks and debt
                                                                  securities

         T. Rowe Price Small Cap Value Fund                       A fund which invests in common stocks of
                                                                  companies with market capitalizations of $500
                                                                  million or less

         For the period July 1, 1998 to December 31, 1998, employee contributions and matching Employer contributions could be invested in the following funds available for investment under the Plan:

         Name of Fund                                             Description of Fund
         -------------------------------------------------------- ------------------------------------------------------------
         Cosmos Unitized Fund                                     A fund which invests solely in Common Stock of The
                                                                  Liberty Corporation

         Invesco Retirement Trust Stable Value Fund               A fund which invests in money market instruments

         Neuberger & Berman Common Stock Fund                     A fund which invests in common stocks of medium
                                                                  and large companies

         Vanguard Institutional Bond Index Fund                   A fund which invests in bond-related securities

         Loomis Sayles Bond Fund                                  A fund which invests in investment-grade debt
                                                                  securities

         Invesco Retirement Trust Total Return Fund               A fund which invests in a combination of
                                                                  equity & fixed income securities

         Invesco Retirement Trust  Index 500 Fund                 A fund which invests in U.S. common stock
                                                                  securities
                                                                  This fund is seeking total return comparable
                                                                  to Standard and Poor's 500 index.

         GAM International Fund                                   A fund which invests in foreign stocks and debt
                                                                  securities

         Invesco Retirement Trust Small Cap Value Fund            A fund which invests in common stocks of
                                                                  companies seeking a total return of 2% to 3%
                                                                  higher than the Russell 2000 Small Stock Index


         For the two years ended December 31, 1998, there were brokerage commissions paid by the Plan out of the Neuberger Berman/Hellman Jordan Common Stock Fund only.

(b) No brokerage transactions effected for the Plan during the year ended December 31, 1998, were directed to brokers because of research services provided.

Item 9.  Financial Statements and Exhibits

                                                                        Page No.
                                                                        --------
(a)      Financial Statements

         Report of Independent Auditors                                     8

         Statements of Net Assets Available for Benefits                    9

         Statements of Changes in Net Assets Available for Benefits        10

         Notes to Financial Statements                                     11

(b)      Exhibits

         Consent of Independent Auditors                                   22

                         Report of Independent Auditors

Administrative Committee of The Cosmos Broadcasting Corporation
  Retirement and Savings Plan
  and Board of Directors
The Cosmos Broadcasting Corporation

We have audited the accompanying statements of net assets available for benefits of The Cosmos Broadcasting Corporation Retirement and Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

                                                      Ernst & Young LLP

Greenville, South Carolina
May 28, 1999

                       The Cosmos Broadcasting Corporation
                           Retirement and Savings Plan

                 Statements of Net Assets Available for Benefits

                                                           December 31
                                                      1998            1997
                                                 ------------------------------
                                                          (In thousands)
Assets
Interest in The Liberty Corporation Retirement
    and Savings Trust                               $75,659         $65,958
Employer contributions receivable                     1,761           1,719
                                                 ------------------------------
    Total assets                                     77,420          67,677

Liability
Accrued expenses                                         63              11
                                                 ------------------------------

Net assets available for benefits                   $77,357         $67,666
                                                 ==============================

See notes to financial statements

                       The Cosmos Broadcasting Corporation
                           Retirement and Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                              Year ended December 31
                                                                 1998         1997
                                                            ---------------------------
                                                                  (In thousands)
Additions:
Net investment gain of The Liberty Corporation Retirement
    and Savings Trust                                          $10,310      $12,099
Contributions:
   Participants                                                  1,963        1,145
   Employer                                                      2,578        2,306
                                                            ---------------------------
      Total additions                                           14,851       15,550

Deductions:
Benefits paid to participants                                    5,264        3,981
Administrative expenses                                            336          341
                                                            ---------------------------
      Total deductions                                           5,600        4,322

Net increase prior to merger                                     9,251       11,228
Merger from The Liberty Corporation and Adopting Related
    Employers' 401K Thrift Plan                                   --         21,258
Transfer from Gray Communications Systems, Inc.
    Capital Accumulation Plan                                      440         --
                                                            ---------------------------

Increase in net assets available for benefits                    9,691       32,486

Net assets available for benefits at beginning of year          67,666       35,180
                                                            ---------------------------

Net assets available for benefits at end of year               $77,357      $67,666
                                                            ===========================

See notes to financial statements

                       The Cosmos Broadcasting Corporation
                           Retirement and Savings Plan

                          Notes to Financial Statements

                                December 31, 1998

1. Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Any employee of the company who has completed 1,000 hours of service in a calendar year or in the first 12 months of employment is eligible to participate in the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions

Participation in the 401k portion of the Plan is voluntary. Eligible employees may elect to contribute up to a total of 13% of their compensation on either a pre-tax or after-tax basis, or a combination of both, through payroll deductions. Each participating employer makes matching contributions on pre-tax employee contributions of up to 3% of each employee participants' annual compensation. The matching percentage may be changed by resolution of the Board of Directors of the Company, effective at the beginning of any plan year (January 1). On an annual basis Cosmos Broadcasting Corporation contributes to the profit-sharing portion of the Plan, in the subsequent fiscal year, discretionary contributions equal to amounts authorized by the Board of Directors.

Upon enrollment, a participant may direct employee and employer contributions to any of the Plan's fund options. Participants may change their investment options daily.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant contributions or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions.

                       The Cosmos Broadcasting Corporation
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Amounts credited to a participant's employee account, either before tax or after tax, are fully vested at all times. Amounts credited to a participant's employer matching and discretionary account vest based on the total number of years of service (as defined under the Plan) with the Company or its related employers:

           Number of Years                                 Percentage
             of Service                                    of Vesting
     ----------------------------                  ------------------------

          Less than 3 years                                     -
               3 years                                         25%
               4 years                                         50%
               5 years                                         75%
               6 years                                        100%

All amounts credited to a participant's employee (before tax or after tax) and employer matching accounts are fully vested upon termination of employment due to a participant's death, total disability or retirement, or after a participant has completed six or more years of service. Also, each employee is fully vested at his or her 65th birthday.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to
(from) the loan fund. Loan terms range from 1-5 years, unless the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

                       The Cosmos Broadcasting Corporation
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)

1. Description of Plan (continued)

Payment of Benefits

A participant who has completed less than six years of service and is terminated for any reason other than those mentioned above forfeits the non-vested amounts in his employer matching account. All amounts credited to the employee's account (before tax or after tax) and all vested amounts credited to the employer's matching account are distributable upon termination in the form of a lump sum or installment payments.

Forfeited accounts

Forfeitures of non-vested balances in employer accounts of $131,000 in 1998 and $95,000 in 1997 were used to reduce employer contributions. The unallocated forfeitures were $120,000 and $70,000 at December 31, 1998 and 1997, respectively.

Reversion to Special Fund

The Cosmos Broadcasting Corporation Pension Plan and Trust Agreement for Technicians was terminated during 1992. In 1993, twenty-five percent (25%) of the excess assets were reverted to a special fund within the Profit Sharing Plan. The reversion is included on the statement of net assets available for benefits in the Invesco Retirement Trust Stable Value Fund. The reversion is to be allocated in no more than seven years to the accounts of those participants who were active participants in the pension plan upon its termination. An allocation of approximately $7,000 and $1,000 of the reversion was made during 1998 and 1997, respectively.

Trust to Trust Transfer

On August 3, 1998, The Cosmos Broadcasting Corporation acquired the NBC affiliate, WALB-TV in Albany, Georgia. Due to this acquisition the account balances attributable to former employees of WALB-TV that were hired by The Cosmos Broadcasting Corporation were transferred from Gray Communications Systems, Inc. Capital Accumulation Plan into The Cosmos Broadcasting Retirement and Savings Plan on December 1, 1998.

                       The Cosmos Broadcasting Corporation
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)

1. Description of Plan (continued)

Plan History

Effective April 1, 1997, the net assets of The Liberty Corporation and Adopting Related Employers' 401(k) Thrift Plan, a "qualified cash or deferred arrangement plan" under Section 401K of the Internal Revenue Code (for all applicable Cosmos participants) merged with The Cosmos Broadcasting Corporation Profit Sharing Retirement Plan and Trust, a discretionary profit sharing plan. The merged plan was renamed The Cosmos Broadcasting Corporation Retirement and Savings Plan ("the Plan"). The merged plan provides expanded investment options and will retain the voluntary contribution, matching contribution and profit sharing features for eligible Cosmos employees of the predecessor plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

With respect to the Plan's investment in the Liberty Corporation Retirement and Savings Trust (Master Trust), marketable securities are stated at fair value. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                       The Cosmos Broadcasting Corporation
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Reclassifications

Certain amounts for 1997 have been reclassified to conform with 1998 financial statement presentation.

3. Investment in the Master Trust

Investments of the Plan are maintained in a Master Trust. The Liberty Corporation Retirement and Savings Trust is a master trust established to provide the trust functions for the assets and liabilities of the following retirement plans: The Liberty Corporation Retirement and Savings Plan and The Cosmos Broadcasting Corporation Retirement and Savings Plan. Employees of The Liberty Corporation, Liberty Life Insurance Company, Pierce National Life Insurance Company, Cosmos Broadcasting Corporation, Liberty Capital Advisors, Inc., Liberty Properties Group, Inc., Liberty Investment Group, Liberty Insurance Services Corporation and Special Services Corporation participate in the above-stated plans with the exception of the employees of Pierce National Life Insurance Company who will no longer participate in The Liberty Corporation Retirement and Savings Plan effective April 8, 1998 due to Pierce National Life Insurance Company being sold. The combined investments of the Master Trust, and Master Trust income (including unrealized appreciation or depreciation in fair value of investments) are allocated between the plans based on respective participant account balances. The Plan had an approximate 30% share and 28% share of the net assets of the Master Trust at December 31, 1998 and 1997, respectively.

The investments of the Master Trust are held by Invesco Retirement Plan Services. The financial information by investment fund within the Master Trust relating to net assets available for benefits as of December 31, 1998 and 1997 is presented on the following pages. The following 1997 information has been corrected to reflect the continuing investment in The Liberty Corporation Retirement and Savings Trust.

                       The Cosmos Broadcasting Corporation
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)

3. Investment in the Master Trust (continued)

The following table presents the fair value of the investments for the Master Trust as December 31:

                                                        1998            1997
                                                   ----------------------------
                                                           (In thousands)

Investments at fair value:
   Money market funds                                $  37,835       $  26,476
   Mutual funds                                        212,501         202,538
   Loans                                                 4,508           4,550
                                                   ----------------------------

                                                      $254,844        $233,564
                                                   ============================


Investment income for the Master Trust is as follows:

                                                       Year ended December 31
                                                        1998            1997
                                                   ----------------------------
                                                           (In thousands)
Net appreciation in fair value of investments
   determined by quoted market price:
   Mutual funds                                       $28,806          $36,616
Interest income                                            52            1,158
Dividend income                                         3,709            3,848
                                                   ----------------------------

   Total investment income                            $32,567          $41,622
                                                   ============================

                       The Cosmos Broadcasting Corporation
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)

3. Investment in the Master Trust (continued)

The following table presents the changes in net assets available for benefits, with fund information of the Plan for the year ended December 31, 1998:

                                                                                                                Fund
                                              ----------------------------------------------------------------------------------
                                                                                        Neuberger &
                                                                                          Berman/
                                                                             Invesco      Hellman
                                                                           Retirement     Jordan                       Loomis
                                                 Cash          Cosmos         Trust       Common      Vanguard Inst.   Sayles
Year ended December 31, 1998                  Equivalents     Unitized    Stable Value     Stock        Bond Index      Bond
   (In thousands):                               Fund           Fund          Fund         Fund           Fund          Fund
                                              ----------------------------------------------------------------------------------
Additions to net assets attributed to:
Investment income:

   Net appreciation (depreciation) in
      fair value of investments                 $  --         $   208       $   --         $  7,592       $   78      $  (173)
   Interest                                        --            --              (10)          --           --             46
   Dividends                                          1            40           (183)             6          201          266
                                              ----------------------------------------------------------------------------------
Total investment income                               1           248           (193)         7,598          279          139

Contributions:
   Participants                                    --              89            127            719           76           74
   Employer                                        --             163            179          1,062          147           83
                                              ----------------------------------------------------------------------------------
Total contributions                                --             252            306          1,781          223          157
                                              ----------------------------------------------------------------------------------

Total additions                                       1           500            113          9,379          502          296

Deductions from net assets attributed to:
Benefits paid to participants                         1           187            292          2,468          653          280
Administrative expenses                            --               2             63            232            5            1
                                              ----------------------------------------------------------------------------------
Total deductions                                      1           189            355          2,700          658          281

Interfund transfers (net)                           (31)          (40)         6,432         (2,105)         531          371
                                              ----------------------------------------------------------------------------------
Net increase (decrease) prior to merger             (31)          271          6,190          4,574          375          386
Transfer from Gray Communications Systems,
   Inc. Capital Accumulation Plan                  --            --              440           --           --           --
                                              ----------------------------------------------------------------------------------
Net increase (decrease)                             (31)          271          6,630          4,574          375          386
Net assets available for benefits at
   beginning of year                                 31         2,532           --           37,580        3,015        2,382
                                              ----------------------------------------------------------------------------------
Net assets available for benefits at
   end of year                                  $  --         $ 2,803       $  6,630       $ 42,154       $3,390      $ 2,768
                                              ==================================================================================

Information
----------------------------------------------------------------------------------------------------------------------------------
 Invesco       Invesco                     Invesco       Vanguard                                         T. Rowe
Retirement    Retirement                  Retirement   Inst. Money                                         Price
Trust Total     Trust          GAM       Trust Small      Market     Vanguard    Vanguard     Templeton    Small
  Return      Index 500   International   Cap Value      Reserve    Wellington   Index 500     Foreign      Cap      Loan
   Fund         Fund          Fund          Fund          Fund         Fund         Fund         Fund      Value     Fund    Total
----------------------------------------------------------------------------------------------------------------------------------
  $  167       $  741       $ (126)       $ (233)       $     -      $   267      $   998      $   23      $  68    $   - $ 9,610
       -            -            -             -              -            -            -           -          -               36
     (20)          (7)          19           (15)           253           58           45           -          -        -     664
----------------------------------------------------------------------------------------------------------------------------------
     147          734         (107)         (248)           253          325        1,043          23         68        -  10,310

     120          248           36            75             79           80          117          36         87        -   1,963
     189          302           84           172             33           39           63          19         43        -   2,578
----------------------------------------------------------------------------------------------------------------------------------
     309          550          120           247            112          119          180          55        130        -   4,541
----------------------------------------------------------------------------------------------------------------------------------

     456        1,284           13            (1)           365          444        1,223           78       198        -  14,851

       1          151           62            21            509          195          293            9        41      101   5,264
       -            -            -             -              9            6           10            1         7        -     336
----------------------------------------------------------------------------------------------------------------------------------
       1          151           62            21            518          201          303           10        48      101   5,600

   4,313        7,642        1,463         3,574         (5,921)      (3,862)      (6,684)      (1,405)   (4,486)     208       -
----------------------------------------------------------------------------------------------------------------------------------
   4,768        8,775        1,414         3,552         (6,074)      (3,619)      (5,764)      (1,337)   (4,336)     107   9,251
       -            -            -             -              -            -            -            -         -        -     440

----------------------------------------------------------------------------------------------------------------------------------
   4,768        8,775        1,414         3,552         (6,074)      (3,619)      (5,764)      (1,337)   (4,336)     107   9,691

       -            -            -             -          6,074        3,619        5,764        1,337     4,336      996  67,666
----------------------------------------------------------------------------------------------------------------------------------

  $4,768       $8,775       $1,414        $3,552        $     -      $     -      $     -      $     -   $     -   $1,103 $77,357
===================================================================================================================================

                       The Cosmos Broadcasting Corporation
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)

3. Investment in the Master Trust (continued)

The following table presents the changes in net assets available for benefits, with fund information of the Plan for the year ended December 31, 1997:

                                                                                                                Fund
                                           ---------------------------------------------------------------------------------
                                                                          Cosmos                                 Vanguard
                                                                          Pension    Cash and                   Inst. Money
                                                Money      Intermediate    Money       Cash         Cosmos        Market
Year ended December 31, 1997                   Market          Bond       Market    Equivalents     Unitized       Reserve
   (In thousands):                              Fund           Fund        Fund        Fund          Fund          Fund
                                           ---------------------------------------------------------------------------------
Additions to net assets attributed to:
Investment income:
   Net appreciation (depreciation) in
     fair value of investments             $        -  $       (5)        $   -        $  -      $      92     $        -
   Interest                                        82          38             -           -              1              -
   Dividends                                        -           -             -           1             10            315
                                         -----------------------------------------------------------------------------------
Total investment income                            82          33             -           1            103            315

Contributions:
   Participants                                     -           -             -           -             59            106
   Employer                                         -           -             -           -            123            264
                                         -----------------------------------------------------------------------------------
Total contributions                                 -           -             -           -            182            370
                                         -----------------------------------------------------------------------------------

Total additions                                    82          33             -           1            285            685

Deductions from net assets attributed to:
Benefits paid to participants                      88          99             -           -             93          1,141
Administrative expenses                             2           -             -           -              2             16
                                         -----------------------------------------------------------------------------------
Total deductions                                   90          99             -           -             95          1,157

Interfund transfers (net)                      (6,282)     (2,474)          (30)         30         (1,579)         2,344
                                         -----------------------------------------------------------------------------------
Net (decrease) increase prior to merger        (6,290)     (2,540)          (30)         31         (1,389)         1,872
   Merger from The Liberty Corporation
   and Adopting Related Employers' 401K
   Thrift Plan                                      -           -             -           -          1,685          4,202
                                         -----------------------------------------------------------------------------------
Net (decrease) increase                        (6,290)     (2,540)          (30)         31            296          6,074
Net assets available for benefits at
   beginning of year                            6,290       2,540            30           -          2,236              -
                                         -----------------------------------------------------------------------------------
Net assets available for benefits at
   end of year                             $        -  $        -         $   -         $31        $ 2,532        $ 6,074
                                         ===================================================================================

Information
---------------------------------------------------------------------------------------------------------------------
   Neuberger &                                                                   T. Rowe
     Berman/       Vanguard     Loomis                                            Price
  Hellman Jordan     Inst.      Sayles      Vanguard    Vanguard     Templeton    Small
   Common Stock   Bond Index     Bond      Wellington   Index 500     Foreign       Cap          Loan
      Fund           Fund        Fund         Fund        Fund         Fund        Value         Fund       Total
---------------------------------------------------------------------------------------------------------------------
      $  9,960     $   134   $      (3)   $    (71)     $   269      $  (204)     $   303       $    -     $10,475
            40           -          39         173           33          104          233            -         743
           101         148         108          79           47           39           33            -         881
---------------------------------------------------------------------------------------------------------------------
        10,101         282         144         181          349          (61)         569            -      12,099

           483          50          34          92          163           50          108            -       1,145
           953         138          70         193          282           87          196            -       2,306
---------------------------------------------------------------------------------------------------------------------
         1,436         188         104         285          445          137          304            -       3,451
---------------------------------------------------------------------------------------------------------------------

        11,537         470         248         466          794           76          873            -      15,550

         1,998         179           9          28          264            5           55           22       3,981
           297           6           1           5            7            -            5            -         341
---------------------------------------------------------------------------------------------------------------------
         2,295         185          10          33          271            5           60           22       4,322

        (8,751)      1,173       2,144       3,186        5,241        1,266        3,523          209           -
---------------------------------------------------------------------------------------------------------------------
           491       1,458       2,382       3,619        5,764        1,337        4,336          187      11,228

        13,005       1,557           -           -            -            -            -          809      21,258
---------------------------------------------------------------------------------------------------------------------
        13,496       3,015       2,382       3,619        5,764        1,337        4,336          996      32,486

        24,084           -           -           -            -            -            -            -      35,180
---------------------------------------------------------------------------------------------------------------------

       $37,580      $3,015      $2,382      $3,619       $5,764       $1,337       $4,336         $996     $67,666
=====================================================================================================================

                       The Cosmos Broadcasting Corporation
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)

4. Income Tax Status

The Plan received a favorable determination letter dated October 20, 1998 from the Internal Revenue Service. This determination letter states that the Plan, as amended and restated, will continue to be qualified under Section 401(a) of the Internal Revenue Code, and the related trust is not subject to income taxation. The Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. The Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-In-Interest

The Plan received dividends of $40,000 in 1998 and $54,000 in 1997 from The Liberty Corporation and interest of $359,000 in 1998 and $160,000 in 1997 from a short-term investment fund sponsored by the Plan trustee.

6. Year 2000 (Unaudited)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the Year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become Year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by mid-1999 and does not expect this project to have a significant effect on plan operations.

                         Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-22285) pertaining to The Cosmos Broadcasting Corporation Retirement and Savings Plan of our report dated May 28, 1999, with respect to the financial statements of The Cosmos Broadcasting Corporation Retirement and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.

                                                     ERNST & YOUNG LLP

Greenville, South Carolina
June 25, 1999